SUB-ITEM 77I:  TERMS OF NEW OR AMENDED SECURITIES

On June 20, 2011, the Board of Trustees of registrant authorized and established Class R and Class C shares of beneficial interest, par value $0.001, of the CM Advisors Fund and of the CM Advisors Small Cap Value Fund (individually, a "Fund" and collectively,  the "Funds").  Existing shares of each Fund were designated by the Board of Trustees as Class I shares.  The registrant first issued and began to publicly offer Class R and Class C shares of each Fund on July 8, 2011.  Shares of the Funds are freely redeemable and transferable.  Each share of a Fund represents an equal proportionate interest in the assets and liabilities belonging to the Fund and is entitled to such dividends and distributions out of the income of the Fund as are declared by the Trustees.  The shares do not have cumulative voting rights or any preemptive or conversion rights, and the Trustees have the authority from time to time to divide or combine the shares of a Fund into a greater or lesser number of shares, provided that the proportionate beneficial interests of shareholders in the assets of the Fund are in no way affected.  No shareholder is liable to further calls or to assessment by the Funds without his express consent.

Shares of the Funds have equal voting and liquidation rights.  When matters are submitted to shareholders for a vote, each shareholder is entitled to one vote for each full share owned and fractional votes for fractional shares owned.  Shareholders of all Classes of each of the Funds will vote together and not separately, except as otherwise required by law or when the Board of Trustees determines that the matter to be voted upon affects only the interests of the shareholders of a particular Class of shares of a Fund.   The Funds are not required to hold annual meetings of shareholders.  In the event of liquidation, the holders of shares of each of the Funds will be entitled to receive as a class a distribution out of the assets, net of the liabilities, belonging to the Fund.

Each Class of shares of the Funds represents an interest in the same assets of the Fund, have the same rights and are identical in all material respects except that (1) the Classes are subject to different investment minimums; (2) Class R and Class C shares of each Fund are subject to a distribution fee of up to 0.25% and 1.00%, respectively, of the Fund’s average daily net assets allocable to the applicable Class R and Class C shares , whereas Class I shares of each Fund are not subject to any distribution (12b-1) fees; (3) certain other Class specific expenses may be borne solely by the Class to which such expenses are attributable; and (4) each Class has exclusive voting rights with respect to matters relating to its own distribution arrangements.  The Board of Trustees may classify and reclassify the shares of a Fund into additional classes of shares at a future date.